Ryan A. Murr 858.202.2727 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 4365 Executive Drive San Diego, CA 92121 T: 858.202.2700 F: 858.457.1295

August 9, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., - Mail Stop 6010

Washington, DC 20549

Attn: Greg Belliston

Re:	Neurobiological Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 3, 2007
File No. 0-23280

Ladies and Gentlemen:

On behalf of Neurobiological Technologies, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 9, 2007 relating to the above-referenced preliminary proxy statement on Schedule 14A. Set forth in italicized print below is the sole comment, followed by the Company’s response.

1.	We note from the first full paragraph on page 4 that “[a]s a result [of the reverse split], the Company would have a larger number of authorized but unissued shares from which to issue additional shares of Common Stock or securities convertible or exercisable into shares of Common Stock, in equity financing transactions.” Please discuss any equity transactions you are currently planning. Also, discuss any other plans you currently have to issue any of the shares that will become available for issuance as a result of the reverse split. After discussing all of the plans you have, state specifically that you have no other plans besides the ones that are discussed.

As discussed with Gregory Belliston of the Staff, the Company intends to file a registration statement on Form S-1 on or about August 13, 2007 to register a planned underwritten public offering of up to approximately $75 million of common stock (the “Form S-1”). The Company intends to file the definitive proxy statement for the reverse stock split shortly after the Form S-1 is first filed. Accordingly, the Company will amend the

U.S. Securities and Exchange Commission

August 9, 2007

disclosure in the definitive proxy statement to refer to the planned offering by adding the following paragraph directly below the paragraph on page 4 referred to above.

“On August         , 2007, the Company filed a registration statement on Form S-1 with the SEC, which will register the planned offer and sale of up to $74,750,000 in shares of Common Stock in an underwritten offering. If the reverse stock split is approved and the offering contemplated under the Form S-1 is completed, a portion of the shares to be sold in the offering would be issued from the authorized but unissued shares of Common Stock resulting from the reverse stock split. Because the offering price is not known at this time, the Company does not know the exact number of shares that would be issued in this offering. Aside from the proposed underwritten offering, the Company currently has no other intended uses for the additional shares that would be available for issuance following the reverse stock split.”

Additionally, the Company acknowledges the following:

•	That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding the Company’s proposed disclosure in the definitive proxy statement, please contact the undersigned at (858) 202-2727 or Craig Carlson, the Company’s Chief Financial Officer, at (510) 595-6010.

Very truly yours,

/s/    Ryan A. Murr

Ryan A. Murr

cc:	Craig Carlson